Filed by SanDisk Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: msystems Ltd.
Commission File No.: 001-11712
The following is a copy of the prepared remarks delivered by SanDisk Corporation and msystems Corporation on a conference call on July 31, 2006.
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, CA 94035

SanDisk ® -msystemsTM Analyst Teleconference Remarks
Lori Barker Padon, Director of Investor Relations
Thank you. Welcome to our conference call announcing SanDisk’s agreement to acquire msystems. I’m Lori Barker Padon, SanDisk’s Director of Investor Relations. Joining me on the call are Eli Harari, Chief Executive Officer of SanDisk, Judy Bruner, SanDisk’s Executive Vice President of Administration and CFO and Dov Moran, Chief Executive Officer and President of msystems.
Over the next 15 minutes, Eli and Dov will discuss the msystems acquisition we announced last night. Judy will follow with financial commentary and then we will have a 20 to 30 minute question and answer period. A press release with information on today’s announcement can be found on our websites and via the wire services. A replay and a copy of the prepared remarks in this call will be available on the msystems and SanDisk websites.
I’d like to remind everyone that today’s comments, including our question and answer session, will include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations. Forward-looking statements in this teleconference are generally identified by words such as “believes,” “anticipates,” “expects,” “intends,” “may,” “will” and other similar expressions. In addition, any statement that refers to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. There are significant risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements. These risks and uncertainties are detailed under the caption “Risk Factors” and elsewhere in our Form 10-K for fiscal 2005, as well as msystems’ recent Form 20-F and Form 6-Ks, and our Forms 10-Q as well as our press releases and Forms 8-K, including those filed regarding this transaction. Listeners are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date hereof.
We do not intend to update information contained in this teleconference.
Now I’d like to turn our call over to SanDisk’s CEO, Eli Harari.

Eli Harari, CEO
Thank you for joining us today to discuss the transaction announced by SanDisk and msystems last night. Dov Moran and I are doing this call from Israel where we have been spending time with the msystems team. Judy is calling in from California, so we will try to make the discussion as seamless as possible for those of you who have dialed in.
We are all very enthusiastic about this strategic acquisition and believe that it will provide value for SanDisk and msystems shareholders, employees, customers and partners.
The strategic rationale for this transaction is quite simple—it’s all about growth. Today there are very large end-markets for flash storage developing in handsets, digital consumer electronics and portable computing. The declining cost of flash memory drives the growth of these markets and we expect will give rise to new applications and product categories in the years ahead. Last year the flash storage market was $11 billion, and industry forecasts suggest that the market could nearly quadruple to $40 billion by 2010. So, in many respects we are still in the early days of the market’s development, and those of you following the industry know how rapidly the competitive landscape has been changing. We think this transaction will enable SanDisk and msystems, together, to play an even greater role in driving the evolution of the flash market and positioning us to benefit from its growth in the decade ahead.
Leadership in the flash market is about having the critical mass to compete and innovate. This deal joins two flash memory pioneers with complementary products, customers, channels, technology, IP and manufacturing resources to take our shared vision to the next level.

msystems is a leader in flash memory systems addressing mobile, portable and embedded markets and they have a strong team, significant IP and important OEM customers. SanDisk has a record of creating new market categories, world-class manufacturing capabilities and has a leading presence in the retail channel. Both companies are renowned for their relentless innovations. In the near term, we believe this transaction better positions SanDisk to serve the expanding storage needs of handset manufacturers and mobile network operators. In the long term, the acquisition of msystems is expected to enhance the proliferation of standards, accelerate the penetration of flash memory into existing product categories, and catalyze the development of next-generation flash-enabled consumer applications.
Now I will make a few comments about the business fit between SanDisk and msystems in terms of driving innovation, leading in handsets, leading in portable computing, leveraging our channels and realizing manufacturing efficiencies.
Our goal is to create a powerful acceleration engine for product innovation. SanDisk and msystems have been leaders in creating today’s flash storage markets over the past 18 years. Together we have a world-class combination of expertise in semiconductors, systems, applications and security. In IP and design SanDisk has fundamental patents in NAND flash storage including hard disk emulation, removable card formats and MLC technology; msystems has patents and development in USB flash drives, flash management, security and x4TM. The flash industry has grown through the formation and adoption of standard formats and together we expect to be in a better position to accelerate these efforts. In this regard, we intend to continue our current licensing strategy, including with respect to our joint U3TM products. In summary we believe our complementary IP portfolios improve our ability to compete on a global scale.

Handsets are the fastest growing application category in the flash market today, and together SanDisk and msystems are poised in the sweet spot of this market segment. We believe the combined company will be a leader in providing a broad line of embedded and card solutions with offerings such as mDOC H3, iNANDTM and MegaSIM® series on the embedded side and SDTM, miniSDTM, microSDTM, MS PRO DuoTM, M2 and so on on the card side. Together we will have extensive relationships with the widest array of mobile network operators and handset OEMs, as well as the providers of chipsets, operating systems and content for mobile telephony applications.
Portable computing is another critical application category where SanDisk and msystems have complementary strengths. Together we have a strong value proposition for the USB and industrial markets. Our successful collaboration on the U3 platform is unleashing new categories of mobile applications on USB drives. msystems’ patient development in Flash solid state disk is a promising launch pad into diskless notebook computing in the coming years.
From a channel perspective, our two companies are an absolutely fabulous fit. SanDisk has more than 187,000 retail storefronts (including 54,000 mobile stores), and msystems has a leading position with OEMs for both consumer and enterprise applications. When the channel and sales resources of our two companies are united, we believe we will have an ability to reach more customers in more geographies and in more product categories. Importantly, we will be highly focused on maintaining and building the excellent relationships that msystems has established with its OEM customers.

We believe that long-term success in the flash market depends on controlling our destiny through vertical integration and ownership of leading-edge manufacturing. SanDisk has world-class manufacturing capability through our partnership with Toshiba. By 2008 we expect to have made in excess of $5 billion in cumulative capital investments in our Fab 3 and Fab 4 leading edge manufacturing capacity. This commitment of resources is critical to having the low-cost NAND supply necessary to profitably complete on a global scale. As Judy will discuss, we believe that migrating a portion of msystems flash requirements to our captive supply should deliver attractive gross margin benefits to msystems business and help us leverage our significant capital investments. Both SanDisk and msystems have very good non-captive supply relationships and we intend to continue working with our non captive suppliers to more fully meet our customer opportunities.
Before turning the call over to Dov for his comments, let me state how excited I—and the SanDisk team—are to join forces with Dov and his team to achieve our shared vision. Dov started his company 17 years ago, just a year after we did. We both had a very similar vision for the future of our markets, but came at it from different approaches: Dov from the system and software side, myself from the semiconductor device and hardware side. Over the years our approaches converged remarkably well, and we learned to appreciate and respect the other’s approach even as fierce competitors, culminating in the U3 cooperation. Ultimately the success of everything we do depends on the people, and both Dov and I have been exceptionally fortunate to recruit the best people and talent in the business. Dov and I are committed to meet the challenge going forward of integrating the two teams into a unified, effective organization that is totally focused on our customers. SanDisk already has a significant presence in Israel, with two excellent design centers, our growing relationship with Tower, and numerous partnerships with innovative Israeli companies. The msystems acquisition represents a major increase in our commitment to growing our future business in Israel, and we are very pleased to have msystems employees join the SanDisk family.
Dov?
Dov Moran
Thank you Eli, in the name of all of us at msystems, for your kind words and warm welcome. I will keep my comments brief.
There are certain moments in the lives of companies which are obviously watershed events. I firmly believe this is one of those moments for both msystems and SanDisk. Today we join hands to make ourselves better. Better through our joint teams, our excellent people. Better through our complementary IP, innovative technologies and product offerings. Better for our customers, and our partners, without which we would not be here today.
Both our companies have indeed always been at the forefront of innovation. For msystems, it is no exaggeration when I say “innovation is our way of life”. From the very first embedded flash disk, to the first flash file system, on to the USB flash drive, the high density SIM card and now x4, we have time and time again demonstrated our ability to rise beyond so-called limits and shatter even our own high-set expectations. We are fortunate to have the world’s leading OEMs reliant on our innovation, execution and products – and are thankful for the support of our strategic partners who are instrumental in getting us to where we are today.

We believe that together, SanDisk and msystems, can truly shake up the world of flash data storage, further cutting costs, increasing fab profitability and promoting a wave of new NAND-hungry consumer electronics devices. I believe that jointly we can get there faster and with more efficiency. I am sure that this is a perfect fit, truly one of these rare cases where one plus one equals three.
I would like to turn to our OEM customers and assure you, both in my name and in Eli’s name that together with SanDisk we will support you just as we have in the past. SanDisk is entering this endeavor with a great deal of respect for the OEM business we have built together with you in the past few years. For SanDisk, this poses a true opportunity for growth and an untapped market for its abundant flash supply – of which more will be available as Fab 3 reaches full utilization and Fab 4 is completed. SanDisk expects you will be able to tap into its low-cost MLC NAND flash and later on x4 flash supply even in times of allocation and that we will be able to support your growth while continuing to serve you in the manner you have rightfully grown accustomed to from msystems. We pride ourselves on our support of our OEM customers and partners and we plan to continue and be there for you every step of the way.
To our flash suppliers I would like to say that we rely on your continued support. We have no plans to change our roadmaps – on the contrary. Eli and I see msystems carefully crafted partnerships as critical to our future growth and we expect to continue intimately working with you on our joint offerings according to our growth forecasts.
Lastly, to my employees, friends and colleagues. I have been most fortunate to have steered this great ship of msystems to where it is ready for its next stage. I have done so not as its solitary captain, but as a first among a team of equals. I am truly blessed to have worked with each and every one of you. But make no mistake: our exciting journey is far from over. In fact, as Eli has so eloquently stated, it has only just begun. We have always excelled at making the impossible, possible. But now, together with Eli’s team and SanDisk’s complementary strengths we can really go beyond even our wildest dreams.
Thank you. Judy?
Judy Bruner, CFO
Thanks Dov and Eli.
Let me first review the terms of the proposed transaction. As detailed in the press release we issued last night, SanDisk and msystems have entered into a definitive agreement under which SanDisk will acquire msystems in an all-stock transaction. Under the terms of the agreement, each msystems ordinary share will be converted into 0.76368 of a share of SanDisk common stock. The agreement has been unanimously approved by the boards of directors of both companies. Upon completion of the transaction, SanDisk shareholders will own approximately 86% and msystems shareholders will own approximately 14% of the combined company. The closing of the transaction is expected as early as the fourth quarter of 2006 and is subject to regulatory approval and approval by msystems shareholders, among other conditions.
We believe that this transaction will result in attractive financial benefits to SanDisk’s business model over time and we expect to achieve significant cost synergies associated with migrating a portion of msystems business to SanDisk’s captive manufacturing supply. We do not anticipate achieving operating expense reductions for the combined company as there is little overlap in terms of the functional activities of our efforts and we believe that it will be appropriate to continue investing in both the SanDisk and msystems businesses in order to optimize, and where appropriate, accelerate the rate of development in areas of future growth. From a financial planning perspective, we anticipate a modest degree of near-term revenue attrition on a combined basis after the closing, although as Eli and Dov have described, it is our objective to continue to service all customers. Over time we believe that our breadth of products, complementary channels and complementary IP will lead to revenue synergies. There will be one-time transaction and other costs associated with integrating SanDisk and msystems, and purchase accounting for the transaction will also result in one-time costs for in-process R&D and ongoing costs for amortization of purchased intangibles. In addition, under purchase accounting rules, SanDisk will not recognize revenue for any msystems deferred revenue existing at the close of the transaction. This will primarily affect the revenue recognized in the first quarter after the close of the transaction. Our expectation is that prior to one-time transaction related costs and the impact of purchase accounting on revenue and expenses, the acquisition will become accretive to SanDisk’s EPS on a cash operating basis by the end of 2007. Over the longer term, we expect to manage the combined business to around the 70/30 captive/non-captive supply model that we have previously discussed for SanDisk on a stand-alone basis. We do not anticipate making near-term changes to our joint venture fab expansion plans as a result of this transaction. We expect to provide additional detail on the financial effects of this transaction on our business model following the closing of the acquisition.

Prior to closing of the transaction, we will engage in detailed integration planning with msystems. Obviously, we will not implement any integration steps until the deal closes and the two companies will continue to operate independently until then.
We would now be happy to take your questions.
Closing Remarks After Q&A
Thank you for joining us today. I’m really looking forward to working with Dov and the entire msystems team to ensure a smooth integration process. We are really thrilled to be joining these two industry pioneers and we believe that together we will accelerate the growth of the industry, and improve our ability to serve the customers of both companies and bring innovations to this exciting market. Thank you very much and we’ll talk to you soon.
SanDisk® is a registered trademark of SanDisk Corporation registered in the United States and other countries; iNAND is a trademark of SanDisk Corporation. msystems is a trademark of msystems Ltd.; MegaSIM is a trademark of msystems Ltd. in the United States and other countries and registered in Israel and Japan. U3 is a trademark of U3, LLP. SanDisk Corporation is an authorized licensee of the SD trademarks. Memory Stick PRO Duo is a trademark of Sony Corporation. Other brand names mentioned herein are for identification purposes only and may be the trademarks of their respective holder(s).
Forward-Looking Statements
Statements contained in this document that are not historical facts, including statements regarding the consummation of the transaction, and the timing thereof, the expected benefits of the transaction, the future market for the companies’ products, future financial and operating results, plans, objectives, expectations and intentions, including plans with respect to future products and the continued support of msystems customers after the closing of the transaction, are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this press release include the ability to obtain regulatory and other approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that msystems business may not perform as expected, risks relating to msystems prior stock option grants, risks related to IP litigation involving either party and other risks, some of which are discussed in the companies’ reports filed with the Securities and Exchange Commission under the caption Risk Factors and elsewhere. Any forward-looking statement is qualified by reference to these risks and factors. These risks and factors are not exclusive, and the companies undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law. Additional information regarding these and other factors is contained in the companies’ SEC filings, including, without limitation, SanDisk’s Form 10-K for its fiscal year ended January 1, 2006, and its Form 10-Q for the fiscal quarter ended April 2, 2006, msystems Form 20-F for the year ended December 31, 2005 and msystems forms 6-K. The companies’ filings are available from the Securities and Exchange Commission or may be obtained on SanDisk’s website at www.sandisk.com and msystems website at www.msystems.com, as applicable.
Where You Can Find Additional Information
SanDisk may file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger with the SEC. msystems’ security holders are urged to read any such proxy statement/prospectus if and when it becomes available and other relevant documents filed with the SEC because they will contain important information. msystems’ security holders may obtain a free copy of any such information statement/prospects (if and when it is available) and other documents filed by SanDisk with the SEC at the SEC’s Web site at http://www.sec.gov. Any such information statement/prospectus and these other documents may also be obtained for free from SanDisk Investor Relations, 601 McCarthy Boulevard, Milpitas California 95035 (+1 408-801-1000).
If a Registration Statement is not filed by SanDisk, msystems’ security holders are advised to read the proxy statement regarding the proposed merger, which will be made available, because it will contain important information. msystems’ security holders will be able to obtain a free copy of the proxy statement (when it is furnished to the SEC and becomes available) at the SEC’s website at http://www.sec.gov. Such proxy statement (when it becomes available) may also be obtained by msystems’ security holders for free from msystems’ investor relations, 7 Atir Yeda, Kfar Saba 44425 Israel (+972 9-764-5000). msystems’ and its directors and executive officers may be soliciting proxies from msystems’ security holders in connection with the proposed merger. A description of certain interests that msystems’ directors and executive officers may have in the merger will be available in the proxy statement.